Exhibit (a)(1)(E)

Reminder email:

Dear Mentor Graphics Employee:

We are sending this notice to remind you the deadline of February 5, 2010 (5:00 p.m. Pacific Standard Time) is approaching for you to elect to participate in the stock option exchange program. If you wish to participate in the offer to tender your eligible options in exchange for new restricted stock units, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on January 7, 2010 (the “Offering Materials”), you must log into the following website and follow the directions listed: https://mentor.equitybenefits.com.

Your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. Due to legal requirements, no one from Mentor Graphics is authorized to provide you with advice, recommendations or additional information regarding the Option Exchange Program. If you have technical difficulty accessing the Exchange Offer website and require assistance, please email: Option_ExchangeQuestions@mentor.com